# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STARLING ONCOLOGY, INC., CIK 0001799191
CUSIP: 30068X103
Title of class of securities: Common Stock, $0.001 Par Value Per Share
Address of issuer's principal executive offices: 18000 STUDEBAKER RD, SUITE 800, CERRITOS, California (CA), 90703
Date of event which requires filing of this statement: 11/13/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042077-26-000003
Filed by CIK 0002042077

## Reporting persons
- Chernett Jorey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,934,872; shared voting power 0; sole dispositive power 5,934,872; shared dispositive power 0; aggregate amount beneficially owned 5,934,872 (5.6% of the class)
  Comment: Consists of (i) 2,641,272 shares of Common Stock held directly by the Reporting Person and (ii) 3,293,600 shares of Common Stock issuable upon exercise of call options held by the Reporting Person that are exercisable within 60 days.

## Item 1. Issuer
Name of issuer: STARLING ONCOLOGY, INC.
Address of issuer's principal executive offices: 18000 Studebaker Rd., Ste. 800, Cerritos, CALIFORNIA, 90703.

## Item 2. Person Filing
Name of person filing: Jorey Chernett (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 6222 Indianwood Trail, Bloomfield Hills, MI 48301.
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on November 13, 2026, the Reporting Person beneficially owned 5,934,872 shares of Common Stock, par value $0.0001 per share, of the Issuer (the "Shares"), consisting of (i) 2,641,272 Shares held directly and (ii) 3,293,600 Shares issuable upon exercise of call options held by the Reporting Person that are exercisable within 60 days.
Percent of class:
The aggregate percentage of Shares owned by the Reporting Person is based upon 101,991,024 Shares outstanding as of [date], as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "SEC") on [date], plus 3,293,600 Shares issuable upon exercise of the call options described in Item 4(a), which are deemed outstanding for this purpose pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

As of the close of business on November 13, 2026, the Reporting Person may be deemed to beneficially own approximately 5.6% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Chernett Jorey (11/13/2026)